UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission File Number 333-51854-99
For the fiscal year ended December 31, 2007 and 2006
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kansas City Southern 401(k) and Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2007	12

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions	13

Signatures	14

Exhibit:

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan
Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP

Kansas City, Missouri

June 27, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan:
We have audited the accompanying statement of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
The Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Cash and temporary investments	$140,003	322,207

Investments, at fair value:
Common collective trust	9,521,919	9,108,065
Common stock of Kansas City Southern	10,071,632	8,992,001
Common stock of Janus Capital Group	33	21,353
Mutual funds	33,064,323	31,270,487

Total investments	52,657,907	49,391,906

Contributions receivable:
Employer	—	18,119
Participant	—	1,002

Total contributions receivable	—	19,121

Investment trades receivable	9,127	165

Total assets	52,807,037	49,733,399

Liabilities:
Accrued liabilities	5,684	10,133
Investment trades payable	41,300	278,536

Total liabilities	46,984	288,669

Net assets available for benefits at fair value	52,760,053	49,444,730
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	66,833	198,734

Net assets available for benefits at contract value	$52,826,886	49,643,464

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$2,848,961	2,010,309
Net appreciation in fair value of investments	2,017,510	3,952,296

Total investment income	4,866,471	5,962,605

Contributions:
Participant	2,258,918	2,172,266
Company	1,430,819	1,278,457

Total contributions	3,689,737	3,450,723

Total additions	8,556,208	9,413,328

Deductions:
Benefits paid	(5,372,786)	(3,220,303)

Increase in net assets available for benefits	3,183,422	6,193,025
Net assets available for benefits:
Beginning of year	49,643,464	43,450,439

End of year	$52,826,886	49,643,464

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan covering all employees that are not covered by a collective bargaining agreement of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan. Participants are eligible to participate in the Plan beginning on the first day of each calendar quarter coincident with or immediately following the first day of employment. The Plan was amended on August 7, 2007, and employees classified as a part-time employee, a seasonal employee or a temporary employee are eligible to participate in the Plan beginning on the first day of each calendar quarter coincident with or immediately following the date the participant has completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administrations

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Kansas City Southern Railway Company (the “Company”). On June 14, 2007, the Plan’s trustee changed from Nationwide Trust Company to Charles Schwab Trust Company (the “Trustee”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation. The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2007 or 2006. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions into any of the various funds offered by the Plan.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006

(d)	Vesting

Participants are always fully vested in their own contributions plus actual earnings thereon. Company contributions vest according to the following schedule:

Years of service	Percent vested
2	20%
3	40
4	60
5 or more	100
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70 1/2. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

(h)	Forfeitures

Nonvested amounts forfeited by participants may be used to reduce the Company’s contribution. Allocated forfeitures were $20,475 and $75,394 for the Plan years ended December 31, 2007 and 2006, respectively. Outstanding forfeitures at December 31, 2007 and 2006 were $0 and $5,120, respectively.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The contract value is determined by the Invesco National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and enhances disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to partially defer the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. The Plan does not anticipate that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2007	2006
Invesco Stable Value Trust, 9,588,752 and 9,306,799 units, respectively	$9,521,919	9,108,065
Kansas City Southern common stock, 293,377 and 310,283 units, respectively	10,071,632	8,992,001
EuroPacific Growth, 89,260 and 85,468 units, respectively	4,540,647	3,979,387
Franklin Balance Sheet Investment Fund—Class A, 44,003 and 39,495 units, respectively	2,550,407	2,634,744
Growth Fund of America, 108,088 and 93,220 units, respectively	3,676,078	3,064,129
ING International Value Fund, 139,449 and 126,482 units, respectively	2,592,365	2,603,004
Janus Fund, 82,177 and 85,567 units respectively	2,651,014	2,407,851
MFS Value Fund, 108,929 and 97,434 units, respectively	2,889,889	2,608,299
PIMCO Total Return Administrative Shares, 387,975 and 346,086 units, respectively	4,147,448	3,592,377
Washington Mutual Investors, 108,737 and 112,761 units, respectively	3,656,831	3,930,839

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,017,510 and $3,952,296, respectively.

	2007	2006
Kansas City Southern common stock	$1,747,798	1,453,149
Janus Capital Group Income common stock	(443)	92,542
Mutual funds	270,155	2,406,605

Total net investment appreciation	$2,017,510	3,952,296

(4)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusions of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 29, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2007 and 2006.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)	Related Party Transactions

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At December 31, 2007 and 2006, the fair value of shares held is $10,071,632 and $8,992,001, respectively.

(7)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(8)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$52,826,886	49,643,464
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(66,833)	(198,734)
Amounts allocated to withdrawing participants	(77,806)	—

Net assets available for benefits per the Form 5500	$52,682,247	49,444,730

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

	2007	2006
Total investment income per the financial statements	$4,866,471	5,962,605
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	131,901	(198,734)

Total investment income per the Form 5500	$4,998,372	5,763,871

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2007 and 2006, respectively, to Form 5500:

	2007	2006
Benefits paid to participants per the financial statements	$5,372,786	3,220,303
Add: Amounts allocated to withdrawing participants	77,806	—

Benefits paid to participants per the Form 5500	$5,450,592	3,220,303

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

(9)	Prohibited Transaction

During the plan years ending December 31, 2007 and 2006, the Company failed to remit to the Trustee certain employee contributions totaling approximately $12,735 and $944 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(10)	Subsequent Event

The Plan sponsor approved the merger of the MidSouth Rail Union 401(k) Retirement Savings Plan (the “MidSouth Union Plan”) and the Kansas City Southern Railway Company Union 401(k) Plan (the “KCS Union Plan”) into the Plan on December 31, 2007 and net assets of $4,502,881 and $1,073,912 respectively, were transferred to the Plan effective January 1, 2008.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Identity	Description	Fair value
Common stock:
* Kansas City Southern common stock	293,377 shares, with a fair value of $34.33 per share	$10,071,632
Janus Capital Group Income common stock	1 share, with a fair value of $32.85 per share	33
Common collective trust:
Invesco Stable Value Trust	9,588,752.00 shares, with a fair value of $0.99 (rounded) per share	9,521,919
Mutual funds:
AIM Small Cap Growth Fund	49,612.463 shares, with a fair value of $29.00 per share	1,438,761
American Balanced	50,460.168 shares, with a fair value of $19.31 per share	974,386
American Century Real Estate/Advisor	42,070.726 shares, with a fair value of $21.19 per share	891,479
CRM Mid Cap Value Fund/Investment	30,849.109 shares, with a fair value of $29.15 per share	899,252
DWS Equity 500 Index	5,874.512 shares, with a fair value of $164.59 per share	966,886
EuroPacific Growth	89,259.828 shares, with a fair value of $50.87 per share	4,540,647
Franklin Balance Sheet Investment Fund—Class A	44,002.873 shares, with a fair value of $57.96 per share	2,550,407
Growth Fund of America	108,088.137 shares, with a fair value of $34.01 per share	3,676,078
ING International Value Fund	139,449.445 shares, with a fair value of $18.59 per share	2,592,365
Janus Fund	82,176.508 shares, with a fair value of $32.26 per share	2,651,014
Janus Twenty Fund	16,044.266 shares, with a fair value of $74.10 per share	1,188,880
MFS Value Fund	108,929.115 shares, with a fair value of $26.53 per share	2,889,889
PIMCO Total Return Administrative Shares	387,974.524 shares, with a fair value of $10.69 per share	4,147,448
Washington Mutual Investors	108,737.175 shares, with a fair value of $33.63 per share	3,656,831

Total investments		$52,657,907

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2007

	Relationship to		Amount	Lost
Identity of party involved	plan	Description of transaction	Involved	Income
Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2007	$12,735	$74

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	944	88
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan
June 27, 2008	/s/ John E. Derry
John E. Derry
Vice President Human Resources